UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2019

Commission File Number: 001-38505

CLPS INCORPORATION

(Translation of registrant’s name into English)

c/o 2nd Floor, Building 18, Shanghai Pudong Software Park

498 Guoshoujing Road, Pudong, Shanghai 201203

People’s Republic of China

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

Departure of Directors or Principal Officers; Election of Directors, Appointment of Principal Officers.

On September 23, 2019, CLPS Incorporation, a company incorporated in the Cayman Islands (the “Company”), announced the appointment of Li Li as the chief operating officer of the Company in June 2019. Mr. Li’s employment agreement, set to expire in June 2022, provide for an annual salary of RMB 360,000 and HK$273,600 (approximately US$85,200) and 12,000 shares of common stock to be granted in June 2020. Mr. Li has 20 years of professional and IT experience in the financial and IT industry. From June 2017 to June 2019, Mr. Li served as Director, Head of Business Analysis & Quality Engineering at a major credit card payment processing company in China. From July 2013 to June 2017, Mr. Li served as Executive Manager, Head of Business Solution and Quality Assurance at Commonwealth Bank of Australia China. Mr. Li graduated from Tianjin University, Tianjin China, with a Bachelor’s degree in Computer Science. Mr. Li holds MSE degree from Fu Dan University, Shanghai China.

Other than Mr. Li’s wife owning 24,178 shares of the Company’s common stock prior to his joining the Company, Mr. Li has had no related party transactions with the Company or its affiliates of the kind required to be disclosed pursuant to Item 404 of Regulation S-K.

The information in this Report, including the exhibit, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. It shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLPS Incorporation

By:	/s/ Raymond Lin
Name:	Raymond Ming Hui Lin
Title:	Chief Executive Officer

Dated: September 23, 2019

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